

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via facsimile</u>
Ms. Stacey Fling
Chief Executive Officer and Principal Financial Officer
Li-ion Motors Corporation
4894 Lone Mountain #168
Las Vegas, Nevada 89130

     Re: Li-ion Motors Corporation
             Form 10-K for the year ended July 31, 2010
             Filed November 2, 2010
             Form 10-Q for the period ended January 31, 2011
             Filed March 17, 2011
             Form 10-Q for the period ended April 30, 2011
             Filed June 14, 2011
             File No. 000-33391

Dear Ms. Fling:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jeffrey Jaramillo

               Jeffrey Jaramillo
               Accounting Branch Chief